SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
(Amendment No.     )*

Finisar Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

31787A101

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 31787A101

1	Name of Reporting SS or I.R.S. Identification No. of Above Person Battery Ventures VI, L.P. (“BV6”)

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5

Sole Voting Power
40,361,076 shares, except that Battery Partners VI, LLC (“BPVI LLC”), the general partner of BV6, may be deemed to have sole power to vote these shares; Richard D. Frisbie (“Frisbie”), a managing member of BPVI LLC, may be deemed to have sole power to vote these shares; Oliver D. Curme (“Curme”), a managing member of BPVI LLC, may be deemed to have sole power to vote these shares; Thomas J. Crotty (“Crotty”), a managing member of BPVI LLC, may be deemed to have sole power to vote these shares; Kenneth P. Lawler (“Lawler”) a managing member of BPVI LLC, may be deemed to have sole power to vote these shares; Morgan M. Jones (“Jones”), a managing member of BPVI LLC, may be deemed to have sole power to vote these shares; Mark H. Sherman (“Sherman”), a managing member of BPVI LLC, may be deemed to have sole power to vote these shares; Scott R. Tobin (“Tobin”), a managing member of BPVI LLC, may be deemed to have sole power to vote these shares; and R. David Tabors (“Tabors”), a managing member of BPVI LLC, may be deemed to have sole power to vote these shares.

	6	Shared Voting Power See response to row 5

7

Sole Dispositive Power
40,361,076 shares, except that BPVI LLC, the general partner of BV6, may be deemed to have sole power to vote these shares; Frisbie, a managing member of BPVI LLC, may be deemed to have sole power to vote these shares; Curme, a managing member of BPVI LLC, may be deemed to have sole power to vote these shares; Crotty, a managing member of BPVI LLC, may be deemed to have sole power to vote these shares; Lawler, a managing member of BPVI LLC, may be deemed to have sole power to vote these shares; Jones, a managing member of BPVI LLC, may be deemed to have sole power to vote these shares; Sherman, a managing member of BPVI LLC, may be deemed to have sole power to vote these shares; Tobin, a managing member of BPVI LLC, may be deemed to have sole power to vote these shares; and Tabors, a managing member of BPVI LLC, may be deemed to have sole power to vote these shares.

	8	Shared Dispositive Power See response to row 7

9	Aggregate Amount Beneficially Owned by Each Reporting Person 40,361,076

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 8.53%

12	Type of Reporting Person* PN

CUSIP No. 31787A101

1	Name of Reporting SS or I.R.S. Identification No. of Above Person Battery Partners VI, LLC

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5

Sole Voting Power
40,361,076 shares, except that Frisbie, a managing member of BPVI LLC, may be deemed to have sole power to vote these shares; Curme, a managing member of BPVI LLC, may be deemed to have sole power to vote these shares; Crotty, a managing member of BPVI LLC, may be deemed to have sole power to vote these shares; Lawler, a managing member of BPVI LLC, may be deemed to have sole power to vote these shares; Jones, a managing member of BPVI LLC, may be deemed to have sole power to vote these shares; Sherman, a managing member of BPVI LLC, may be deemed to have sole power to vote these shares; Tobin, a managing member of BPVI LLC, may be deemed to have sole power to vote these shares; and Tabors, a managing member of BPVI LLC, may be deemed to have sole power to vote these shares.

	6	Shared Voting Power See response to row 5

7

Sole Dispositive Power
40,361,076 shares, except that Frisbie, a managing member of BPVI LLC, may be deemed to have sole power to vote these shares; Curme, a managing member of BPVI LLC, may be deemed to have sole power to vote these shares; Crotty, a managing member of BPVI LLC, may be deemed to have sole power to vote these shares; Lawler, a managing member of BPVI LLC, may be deemed to have sole power to vote these shares; Jones, a managing member of BPVI LLC, may be deemed to have sole power to vote these shares; Sherman, a managing member of BPVI LLC, may be deemed to have sole power to vote these shares; Tobin, a managing member of BPVI LLC, may be deemed to have sole power to vote these shares; and Tabors, a managing member of BPVI LLC, may be deemed to have sole power to vote these shares.

	8	Shared Dispositive Power See response to row 7

9	Aggregate Amount Beneficially Owned by Each Reporting Person 40,361,076

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 8.53%

12	Type of Reporting Person* OO

CUSIP No. 31787A101

1	Name of Reporting SS or I.R.S. Identification No. of Above Person Battery Investment Partners VI, LLC (“BIP6”)

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5

Sole Voting Power
1,681,710 shares, except that except that Curme, a managing member of BIP6, may be deemed to have sole power to vote these shares; and Crotty, a managing member of BIP6, may be deemed to have sole power to vote these shares.

	6	Shared Voting Power See response to row 5

7

Sole Dispositive Power
1,681,710 shares, except that except that Curme, a managing member of BIP6, may be deemed to have sole power to vote these shares; and Crotty, a managing member of BIP6, may be deemed to have sole power to vote these shares.

	8	Shared Dispositive Power See response to row 7

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,681,710

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 0.36%

12	Type of Reporting Person* OO

CUSIP No. 31787A101

1	Name of Reporting SS or I.R.S. Identification No. of Above Person Richard D. Frisbie

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5

Sole Voting Power
40,361,076 shares, of which 40,361,076 are directly owned by BV6. Frisbie is (i) a managing member of BPVI LLC, which is the general partner of BV6 and may be deemed to have sole power to vote these shares.

	6	Shared Voting Power See response to row 5

7

Sole Dispositive Power
40,361,076 shares, of which 40,361,076 are directly owned by BV6. Frisbie is (i) a managing member of BPVI LLC, which is the general partner of BV6 and may be deemed to have sole power to vote these shares.

	8	Shared Dispositive Power See response to row 7

9	Aggregate Amount Beneficially Owned by Each Reporting Person 40,361,076

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 8.53%

12	Type of Reporting Person* IN

CUSIP No. 31787A101

1	Name of Reporting SS or I.R.S. Identification No. of Above Person Oliver D. Curme

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5

Sole Voting Power
42,042,786 shares, of which 40,361,076 are directly owned by BV6 and 1,681,710 are directly owned by BIP6.  Curme is (i) a managing member of BPVI LLC, which is the general partner of BV6 and (ii) a managing member of BIP6, and may be deemed to have sole power to vote these shares.

	6	Shared Voting Power See response to row 5

7

Sole Dispositive Power
42,042,786 shares, of which 40,361,076 are directly owned by BV6 and 1,681,710 are directly owned by BIP6.  Curme is (i) a managing member of BPVI LLC, which is the general partner of BV6 and (ii) a managing member of BIP6, and may be deemed to have sole power to vote these shares.

	8	Shared Dispositive Power See response to row 7

9	Aggregate Amount Beneficially Owned by Each Reporting Person 42,042,786

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 8.89%

12	Type of Reporting Person* IN

CUSIP No. 31787A101

1	Name of Reporting SS or I.R.S. Identification No. of Above Person Thomas J. Crotty

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5

Sole Voting Power
42,042,786 shares, of which 40,361,076 are directly owned by BV6 and 1,681,710 are directly owned by BIP6.  Crotty is (i) a managing member of BPVI LLC, which is the general partner of BV6 and (ii) a managing member of BIP6, and may be deemed to have sole power to vote these shares.

	6	Shared Voting Power See response to row 5

7

Sole Dispositive Power
42,042,786 shares, of which 40,361,076 are directly owned by BV6 and 1,681,710 are directly owned by BIP6.  Crotty is (i) a managing member of BPVI LLC, which is the general partner of BV6 and (ii) a managing member of BIP6, and may be deemed to have sole power to vote these shares.

	8	Shared Dispositive Power See response to row 7

9	Aggregate Amount Beneficially Owned by Each Reporting Person 42,042,786

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 8.89%

12	Type of Reporting Person* IN

CUSIP No. 31787A101

1	Name of Reporting SS or I.R.S. Identification No. of Above Person Kenneth P. Lawler

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5

Sole Voting Power
40,361,076 shares, of which 40,361,076 are directly owned by BV6. Lawler is (i) a managing member of BPVI LLC, which is the general partner of BV6 and may be deemed to have sole power to vote these shares.

	6	Shared Voting Power See response to row 5

7

Sole Dispositive Power
40,361,076 shares, of which 40,361,076 are directly owned by BV6. Lawler is (i) a managing member of BPVI LLC, which is the general partner of BV6 and may be deemed to have sole power to vote these shares.

	8	Shared Dispositive Power See response to row 7

9	Aggregate Amount Beneficially Owned by Each Reporting Person 40,361,076

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 8.53%

12	Type of Reporting Person* IN

CUSIP No. 31787A101

1	Name of Reporting SS or I.R.S. Identification No. of Above Person Morgan M. Jones

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5

Sole Voting Power
40,361,076 shares, of which 40,361,076 are directly owned by BV6. Jones is (i) a managing member of BPVI LLC, which is the general partner of BV6 and may be deemed to have sole power to vote these shares.

	6	Shared Voting Power See response to row 5

7

Sole Dispositive Power
40,361,076 shares, of which 40,361,076 are directly owned by BV6. Jones is (i) a managing member of BPVI LLC, which is the general partner of BV6 and may be deemed to have sole power to vote these shares.

	8	Shared Dispositive Power See response to row 7

9	Aggregate Amount Beneficially Owned by Each Reporting Person 40,361,076

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 8.53%

12	Type of Reporting Person* IN

CUSIP No. 31787A101

1	Name of Reporting SS or I.R.S. Identification No. of Above Person Mark H. Sherman

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5

Sole Voting Power
40,361,076 shares, of which 40,361,076 are directly owned by BV6. Sherman is (i) a managing member of BPVI LLC, which is the general partner of BV6 and may be deemed to have sole power to vote these shares.

	6	Shared Voting Power See response to row 5

7

Sole Dispositive Power
40,361,076 shares, of which 40,361,076 are directly owned by BV6. Sherman is (i) a managing member of BPVI LLC, which is the general partner of BV6 and may be deemed to have sole power to vote these shares.

	8	Shared Dispositive Power See response to row 7

9	Aggregate Amount Beneficially Owned by Each Reporting Person 40,361,076

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 8.53%

12	Type of Reporting Person* IN

CUSIP No. 31787A101

1	Name of Reporting SS or I.R.S. Identification No. of Above Person Scott R. Tobin

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5

Sole Voting Power
40,361,076 shares, of which 40,361,076 are directly owned by BV6. Tobin is (i) a managing member of BPVI LLC, which is the general partner of BV6 and may be deemed to have sole power to vote these shares.

	6	Shared Voting Power See response to row 5

7

Sole Dispositive Power
40,361,076 shares, of which 40,361,076 are directly owned by BV6. Tobin is (i) a managing member of BPVI LLC, which is the general partner of BV6 and may be deemed to have sole power to vote these shares.

	8	Shared Dispositive Power See response to row 7

9	Aggregate Amount Beneficially Owned by Each Reporting Person 40,361,076

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 8.53%

12	Type of Reporting Person* IN

CUSIP No. 31787A101

1	Name of Reporting SS or I.R.S. Identification No. of Above Person R. David Tabors

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5

Sole Voting Power
40,361,076 shares, of which 40,361,076 are directly owned by BV6. Tabors is (i) a managing member of BPVI LLC, which is the general partner of BV6 and may be deemed to have sole power to vote these shares.

	6	Shared Voting Power See response to row 5

7

Sole Dispositive Power
40,361,076 shares, of which 40,361,076 are directly owned by BV6. Tabors is (i) a managing member of BPVI LLC, which is the general partner of BV6 and may be deemed to have sole power to vote these shares.

	8	Shared Dispositive Power See response to row 7

9	Aggregate Amount Beneficially Owned by Each Reporting Person 40,361,076

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 8.53%

12	Type of Reporting Person* IN

CUSIP No. 31787A101

Item 1(a).	Name of Issuer Finisar Corporation
Item 1(b).	Address of Issuer’s Principal Executive Offices 1389 Moffett Park Drive Sunnyvale, California 94089

Item 2(a).

Name of Persons Filing
Battery Ventures VI, L.P. (“BV6”), Battery Partners VI, LLC (“BPVI LLC”), Battery Investment Partners VI, LLC (“BIP6”),  Richard D. Frisbie (“Frisbie”), Oliver D. Curme (“Curme”), Thomas J. Crotty (“Crotty”), Kenneth P. Lawler (“Lawler”), Morgan M. Jones (“Jones”), Mark H. Sherman (“Sherman”), Scott R. Tobin (“Tobin”), and R. David Tabors (“Tabors”).  The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

Frisbie, Curme, Crotty, Lawler, Jones, Sherman, Tobin, and Tabors are the sole managing members of BPVI LLC, the sole general partner of BV6.  BIP6 invests alongside BV6 in all investments made by BV6.  Curme and Crotty are the sole managing members of BIP6.

Item 2(b).	Address of Principal Office The address for each of the Reporting Persons is: Battery Ventures 930 Winter Street, Suite 2500 Waltham, MA 02451
Item 2(c).

Citizenship
Frisbie, Curme, Crotty, Lawler, Jones, Sherman, Tobin, and Tabors are United States citizens.  BV6 is a limited partnership organized under the laws of the State of Delaware.  BPVI LLC and BIP6 are limited liability companies organized under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities and CUSIP Number Common Stock, $0.001 par value per share
Item 2(e).	CUSIP Number 31787A101

Item 3.	Not Applicable

CUSIP No. 31787A101

Item 4.	Ownership

The approximate percentages of Common Stock reported as beneficially owned by the Reporting Persons is based upon 473,029,737 shares of Common Stock outstanding as of November 30, 2008, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended November 2, 2008.

The following information with respect to the ownership of the ordinary shares of the issuer by the Reporting Persons filing this Statement is provided as of December 31, 2008:

(a) Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
(b) Percent of class: See Row 11 of cover page for each Reporting Person.
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
(ii) Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
(iii) Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.
(iv) Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the limited partnership agreement of BV6 and the limited liability company agreement of BIP6, the general and limited partners of each such entity may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

CUSIP No. 31787A101

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
Not applicable.

CUSIP No. 31787A101

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 9, 2009

BATTERY VENTURES VI, L.P.

By: Battery Partners VI, LLC

By:	*
Managing Member

BATTERY PARTNERS VI, LLC

By:	*
Managing Member

BATTERY INVESTMENT PARTNERS VI, LLC

By:	*
Managing Member

RICHARD D. FRISBIE

By:	*
Richard D. Frisbie

OLIVER D. CURME

By:	*
Oliver D. Curme

THOMAS J. CROTTY

By:	*
Thomas J. Crotty

CUSIP No. 31787A101

KENNETH P. LAWLER

		By:	*
Kenneth P. Lawler

MORGAN M. JONES

		By:	*
Morgan M. Jones

MARK H. SHERMAN

		By:	*
Mark H. Sherman

SCOTT R. TOBIN

		By:	*
Scott R. Tobin

R. DAVID TABORS

		By:	*
R. David Tabors

*By:	/s/ Christopher Hanson
Name:	Christopher Hanson
Attorney-in-Fact

This Schedule 13G was executed pursuant to a Power of Attorney.   Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.

CUSIP No. 31787A101

EXHIBIT I

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required on Schedule 13G need be filed with respect to ownership by each of the undersigned of shares of Common Stock of Finisar Corporation.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Date:  February 9, 2009

BATTERY VENTURES VI, L.P.

By: Battery Partners VI, LLC

By:	*
Managing Member

BATTERY PARTNERS VI, LLC

By:	*
Managing Member

BATTERY INVESTMENT PARTNERS VI, LLC

By:	*
Managing Member

RICHARD D. FRISBIE

By:	*
Richard D. Frisbie

OLIVER D. CURME

By:	*
Oliver D. Curme

CUSIP No. 31787A101

THOMAS J. CROTTY

		By:	*
Thomas J. Crotty

KENNETH P. LAWLER

		By:	*
Kenneth P. Lawler

MORGAN M. JONES

		By:	*
Morgan M. Jones

MARK H. SHERMAN

		By:	*
Mark H. Sherman

SCOTT R. TOBIN

		By:	*
Scott R. Tobin

R. DAVID TABORS

		By:	*
R. David Tabors

*By:	/s/ Christopher Hanson
Name:	Christopher Hanson
Attorney-in-Fact

This Schedule 13G was executed pursuant to a Power of Attorney.   Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.